CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

DISTRIBUTION AND SHAREHOLDER SERVICES AGREEMENT

This Agreement, effective as of                      , 2014, is among Jefferson National Life Insurance Company, a life insurance company organized under the laws of the State of Texas (“JNL”) and Jefferson National Life Insurance Company of New York, a life insurance company organized under the laws of the State of New York (“JNL NY”) (JNL and JNL NY are referred to individually or together, as the context requires, as the “Company”) and Two Roads Shared Trust, an open-end management investment company organized as a Delaware statutory trust (the “Trust”), and is intended to supplement the Participation Agreement dated                      , 2014 by and between the Company and the Trust.

WHEREAS, the funds listed in Exhibit A hereto, each of which is a series of the Trust (each a ‘‘Fund” and collectively, the “Funds”) have adopted a plan (“12b-1 Plan”) for purposes of paying for distribution and shareholder services under Rule 12b-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) with respect to the Fund; and

WHEREAS, the Company intends to issue Contracts that will be funded by an investment in the Fund; and

WHEREAS, the Company is interested in performing distribution and shareholder services for the Trust with respect to each Fund in exchange for the receipt of fees pursuant to the 12b-l Plan.

In consideration of the foregoing and the mutual covenants set forth below, the Company and the Trust agree as follows:

1. Distribution and Shareholder Services. The Company has agreed to assist Trust, as it may request from time to time, with the provision of distribution and shareholder services to the Fund, as they may relate to the investment in the Fund by the “Separate Accounts” operated by the Company. It is anticipated that such services shall include any activities primarily intended to result in the sale of shares of the Fund, including (but not limited to): distribution of Fund reports, prospectuses, and SAIs to other than existing holders of Contracts; the preparation and distribution of sales literature and advertising material for the Fund as may be reasonably requested by the Fund from time to time; continuing education and training of insurance agents and other representatives of the Company, as well as other financial advisors, with respect to the Fund and serving as funding vehicles for the Contracts; the provision of distribution support services by insurance agents and other representatives of the Company, as well as other financial advisors, who will provide personal service and attention to the foregoing; and other distribution and shareholder services in respect of the Fund as mutually agreed upon from time to time.

2. Payment for Services. In consideration of the distribution and shareholder services to be provided by the Company and its agents, the Trust, in accordance with the 12b-1 Plan, shall pay to the Company the fees with respect to each Fund equal to the amount set forth in Exhibit A per annum of the average aggregate net asset value of the shares of the Fund held by the Separate Accounts under the Participation Agreement. For purposes of computing the payment to the

Company contemplated under this Paragraph 2, the average aggregate net asset value of shares of the Fund held by the Separate Accounts over a monthly period shall be computed by totaling each Separate Account’s aggregate investment (share net asset value multiplied by total number of shares held by the Separate Account) on each business day during the calendar month, and dividing by the total number of business days during each month. The Payments contemplated by this Paragraph 2 shall be calculated by the Fund at the end of each calendar month and will be paid to each Company within 30 business days thereafter. In addition to the 12b-1 Plan Fees, the Trust agrees to the additional revenue requirements set forth in Exhibit A.

3. Term and Termination. This Agreement will terminate automatically upon assignment. Unless terminated as herein provided, this Agreement shall continue in effect for one year from the effective date and shall continue in effect for successive periods of one year thereafter, but only so long as each such continuance is specifically approved by votes of a majority of both: (i) the Trustees of the Trust; and (ii) the Trustees who are not interested persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Agreement (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on such approval. This Agreement may be terminated with respect to the Fund at any time by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund. If this Agreement is terminated with respect to the Fund, the Fund will not be required to make any payments for expenses incurred after the date of termination. Unless terminated with respect to the Fund by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, payments pursuant to this Agreement shall continue for so long as the Separate Accounts own shares of the Fund.

4. Relationship to Other Agreements. This Agreement is intended to supplement the Participation Agreement and not intended to conflict with or supersede the provisions of the Participation Agreement. All representations and warranties made by the parties in the Participation Agreement are incorporated into this Agreement and shall be deemed to have been made in connection with this Agreement.

TWO ROADS SHARED TRUST

By:

Title: President

JEFFERSON NATIONAL LIFE INSURANCE COMPANY	JEFFERSON NATIONAL LIFE INSURANCE COMPANY OF YORK

By:	By:
Title:	Title:

Exhibit A

Fund	Distribution and Shareholder Servicing Fee Rate
Redwood Managed Volatility Portfolio	[***]

Notwithstanding any limitation set forth in the Agreement, and assuming the Redwood Managed Volatility Portfolio is available on Company’s platform on or before November 1, 2014, effective May 1, 2015, the Trust shall guarantee the payment set forth above shall equal or exceed [***] each month (the “Guaranteed Revenue Share”). Effective August 1, 2015, the Trust shall guarantee the payment set forth above shall equal or exceed [***] each month (the “Guaranteed Revenue Share”). To the extent the monthly payment calculated pursuant to the above is less than the Guaranteed Revenue Share, Trust shall pay (in accordance with the terms of the Agreement) Company the difference between the calculated payment and the Guaranteed Revenue Share.

The parties hereto acknowledge that the amount of the Guaranteed Revenue Share in excess of the payments calculated pursuant to the above is a payment made outside of the Fund’s 12b-l Plan.

Payment on Liquidation/Closing of Fund: In the event the applicable Fund or Trust closes a Fund listed above to new money or to all contract owners (or decides to liquidate such Fund), the Trust will pay a one-time fee up to [***] of actual fees incurred by the Company in advance of Company taking such action. This fee will be based on actual costs incurred by the Company for altering marketing materials, modifying its technology systems and taking other administrative actions in conjunction with such closing/liquidation. The parties hereto acknowledge that the [***] payment is a payment made outside of the Fund’s l2b-1 Plan. The [***] will be waived if the Fund listed above is closed on April 30 of any year, as the Company has to alter all materials on May 1 of each year.